April 28, 2016

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

Re:	RiverSource Life Insurance Company

Form AW Filed Pursuant to Rule 477

Post-Effective Amendment No. 5 on Form S-3

File No. File. No. 333-149953, filed April 22, 2016

Dear Mr. Cowan:

On behalf of the Registrant, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), we hereby request the immediate withdrawal of the above referenced Post-Effective Amendment No. 5 on Form S-3 as filed with the Securities and Exchange Commission (“Commission”) on April 22, 2016. We are withdrawing the registration statement amendment. The Registrant is filing an initial Registration Statement on Form S-3 in conjunction with the filing of this request.

The Registration Statement has not been declared effective and no sales have been made under it in connection with the above referenced filing.

For the foregoing reasons, we respectfully request that the Commission grant this request for withdrawal.

If you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford
Assistant General Counsel and Assistant Secretary